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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.
NOTIFICATION OF ELECTION
     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 promulgated under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 16th day of February, 2010.
Signature: AIM Sector Funds on behalf of

AIM Energy Fund	Invesco U.S. Small/Mid Cap Value Fund
AIM Financial Services Fund	Invesco Value Fund
AIM Gold & Precious Metals Fund	Invesco Value II Fund
AIM Leisure Fund	Invesco Van Kampen American Value Fund
AIM Technology Fund	Invesco Van Kampen Capital Growth Fund
AIM Utilities Fund	Invesco Van Kampen Comstock Fund
Invesco Mid-Cap Value Fund	Invesco Van Kampen Enterprise Fund
Invesco Small-Mid Special Value Fund	Invesco Van Kampen Mid Cap Growth Fund
Invesco Special Value Fund	Invesco Van Kampen Small Cap Value Fund
Invesco Technology Sector Fund	Invesco Van Kampen Technology Sector Fund
Invesco U.S. Mid Cap Value Fund	Invesco Van Kampen Utility Fund
Invesco U.S. Small Cap Value Fund	Invesco Van Kampen Value Opportunities Fund

By:	/s/ John M. Zerr (John M. Zerr)

Senior Vice President (Title)

Attest:	/s/ Melanie Ringold (Melanie Ringold)

Assistant Secretary (Title)

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